Exhibit 99.2
Management’s
Discussion and Analysis
MONTREAL, QUEBEC, October 30, 2006, RESTATED ON
JANUARY 26, 2007 TO EXCLUDE OUR EBITDA NON-GAAP MEASURE
Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. and its consolidated subsidiaries, excluding its interest in Norampac Inc. (“Norampac”) and other joint ventures. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.
     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.
FORWARD-LOOKING STATEMENTS
This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this MD&A.
THIRD QUARTER 2006 OVERVIEW

During the third quarter of 2006, our operating profit from continuing operations improved when compared to the second quarter of 2006. After four quarters of operating losses from continuing operations, we returned to profitability. Results for the third quarter of 2006 reflected an improvement in all of our businesses over the second quarter, except for Wood. We benefited from higher average selling prices for paper, pulp and packaging products, higher shipments for pulp, overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments, and recognition of investment tax credits related to research and development expenditures from prior years. In addition, in July 2006, we settled a contract dispute resulting in a payment to us of $14 million. These factors were partially offset by lower shipments for paper and lumber and lower average selling prices for lumber.
     As at March 31, 2006, our Cornwall pulp and paper mill and Ottawa paper mill, and as at June 30, 2006, our Vancouver paper mill and Grand-Remous and Malartic sawmills were permanently shut down.

[1]	Our 2005 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Effective in the second quarter of 2006, the information pertaining to our Vancouver paper mill was no longer included in our Papers business but presented as a discontinued operation and as assets held for sale. Accordingly, amounts for prior periods have been restated to reflect this presentation. Because we continue to sell certain products formerly produced at the Cornwall and Ottawa paper mills, those operations, under GAAP, remain in our continuing operations.
     In August 2006, Domtar signed a definitive agreement to combine with Weyerhaeuser’s fine paper business and related assets. Under the terms of the transaction, Weyerhaeuser’s fine paper business, consisting of 10 primary pulp and paper mills (seven in the United States and three in Canada), converting, forming and warehousing facilities and two sawmills will be transferred into a newly formed company for stock and a cash payment of US$1.35 billion to be provided by the new company through borrowings under a credit facility. Weyerhaeuser will distribute the shares of the new company to its shareholders in either a spin-off or split-off transaction at its own discretion. Domtar will combine with the newly formed company to create the “new Domtar.” At the time of the closing, the combined company will be owned approximately 55% by former Weyerhaeuser shareholders and 45% by former Domtar shareholders. The combination is subject to approvals by the shareholders of Domtar by a special resolution, the Superior Court of Quebec, appropriate regulatory and other authorities, as well as customary closing conditions. The transaction is expected to close in the first quarter of 2007. As a result of this transaction, Domtar will become an indirect wholly owned subsidiary of the “new Domtar,” a U.S. incorporated company.
OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.
PAPERS
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate four pulp and paper facilities in Canada (reflecting the permanent closure of the Cornwall pulp and paper mill and Ottawa paper mill in the first quarter of 2006 and the permanent closure of the Vancouver paper mill in the second quarter of 2006) and five in the United States, with an aggregate annual paper production capacity of approximately 2.3 million tons, complemented by strategically located warehouses and sales offices. Approximately 65% of our paper production capacity is located in the United States, and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates the principal paper products we produce and our annual paper production capacity.

Category	Business Papers		Commercial Printing and Publication Papers			Technical and Specialty Papers

Type	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet

Grade	Copy	Premium imaging/ technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Application	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogs	Brochures Annual reports Books Magazines Catalogs	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers

Capacity*	As at September 30, 2006:		approximately 2.3 million tons

	0.8 million tons	0.1 million tons	0.7 million tons	0.2 million tons	0.1 million tons	0.4 million tons
	36%	4%	28%	11%	5%	16%

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. We permanently closed the Cornwall pulp and paper mill and Ottawa paper mill in the first quarter of 2006, and the Vancouver paper mill in the second quarter of 2006. These permanent closures, impacting 450,000 tons of paper, have been assumed to be effective as at January 1, 2006 and have been reflected in the above capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS
We sell paper primarily through a large network of owned and independent merchants that distribute our paper products throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and reduce freight costs. For the first nine months of 2006, our net market pulp position (the amount of pulp produced in excess of our internal requirements) was approximately 415,000 tonnes.
     Our Papers business is our most important segment, representing 54% of consolidated sales in the first nine months of 2006, or 60% when including sales of Domtar paper through our own Paper Merchants business.
PAPER MERCHANTS
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, which is the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House from two locations in Atlantic Canada. Our Paper Merchants business represented 22% of consolidated sales in the first nine months of 2006, or 16% when excluding sales of Domtar paper.
WOOD
Our Wood business comprises the manufacturing, marketing and distribution of lumber and wood-based value-added products, and the management of forest resources. We operate eight sawmills (four in Quebec, following the permanent closure of the Grand-Remous and Malartic sawmills in the second quarter of 2006, and four in Ontario) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 17 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 10% of consolidated sales in the first nine months of 2006.
PACKAGING
Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.
     Norampac’s network of 26 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France), having a combined annual capacity of approximately 1.45 million tons, directly or indirectly supply essentially all the containerboard requirements of the corrugated packaging plants. Our Packaging business represented 14% of consolidated sales in the first nine months of 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
BUSINESS STRATEGY
Our overall strategic objective is to be a world leader in the paper industry. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.
Our business strategies are to continue to:
-	anticipate and meet the needs of our customers in order to enhance customer loyalty

-	improve the productivity of our mills and the quality of our products and services

-	broaden our distribution capabilities

-	grow through acquisitions and alliances within our areas of expertise

-	maintain strict financial discipline

-	foster the personal growth and participation of employees

-	act as a responsible corporate citizen.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF FINANCIAL RESULTS

		Three months ended		Nine months ended
		September 30		September 30
FINANCIAL HIGHLIGHTS		2006	2005	2006	2005
(In millions of Canadian dollars, unless otherwise noted)

Sales		1,177	1,241	3,527	3,743

Operating profit (loss) from continuing operations[1]		89	(44)	109	31
Excluding specified items[2]		98	(26)	127	52

Earnings (loss) from continuing operations		38	(48)	13	(29)
Excluding specified items[2]		44	(35)	17	(16)

Earnings (loss) from continuing operations per share (in dollars):
Basic		0.16	(0.21)	0.05	(0.13)

Net earnings (loss)		38	(52)	5	(40)

Net earnings (loss) per share (in dollars):
Basic		0.16	(0.23)	0.02	(0.18)
Diluted		0.16	(0.23)	0.02	(0.18)

Operating profit (loss) from continuing operations, excluding specified items, per segment[2]:
Papers		83	(27)	97	(4)
Paper Merchants		3	4	10	13
Wood		(17)	(12)	(32)	5
Packaging		24	5	45	30
Corporate		5	4	7	8

Total		98	(26)	127	52

Average exchange rates	CAN$	1.121	1.202	1.133	1.224
	US$	0.892	0.832	0.883	0.817

Dividends per share (in dollars):
Series A Preferred Shares		0.56	0.56	1.69	1.69
Series B Preferred Shares		0.27	0.19	0.75	0.57
Common shares		—	0.06	—	0.18

	As at	As at
	Sept. 30,	Dec. 31,
	2006	2005

Total assets	4,881	5,192

Total long-term debt, including the portion due within one year	2,091	2,259

1	Operating profit (loss) from continuing operations is a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense and closure and restructuring costs from sales. We focus on operating profit (loss) from continuing operations as this measure enable us to compare our results between periods without regard to debt service or income taxes. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our operating profit (loss) from continuing operations measure have no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measure presented by other companies and therefore should not be considered in isolation.

2	See “Specified items affecting results and non-GAAP measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS
SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES
Our operating results include specified items that, in our view, do not typify normal operating activities, thus affecting the comparability of our results from period to period. To measure our performance and that of our business segments from period to period without regard to variations caused by these specified items, we focus on certain measures excluding specified items. These financial measures excluding specified items are non-GAAP measures. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark-to-market gains or losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.
     Our Operating profit (loss) from continuing operations is a non-GAAP financial measure that is presented as a line item sub total on the face of our GAAP statement of earnings. This non-GAAP measure is also used by management, as well as investors, to evaluate operations. Management believes that Operating profit (loss) from continuing operations, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.
     We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely impacted our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items.
     Management uses both GAAP and non-GAAP measures to evaluate results of operations and believes that investors and other readers should be aware of both measures in order to more meaningfully evaluate operations. Some of the key users of our financial information, including analysts and creditors, request that we make these measures publicly available.
     The use of Operating profit (loss) from continuing operations has certain material limitations because it excludes the recurring expenditures of financing expenses and income taxes. Financing expenses expense is a necessary component of our expenses because we borrow money to finance our working capital and capital expenditures. Income tax expense is also a necessary component of our expenses because we are required to pay cash income taxes. Management compensates for these limitations to the use of Operating profit (loss) from continuing operations by using it as only a supplementary measure of profitability.
     We believe that the impact of the key drivers of our business – i.e. price, volume and foreign exchange, on our results are more readily understandable when we separate out the identified specified items. The specified items are then separately identifiable and discussed in detail so that the impact of those items on our results may be understood. We believe this gives the reader an easy to follow format where specified items are brought to the forefront immediately allowing the reader to focus on these points separately.
     Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. It is important for readers to understand that certain items may be presented in different lines on the financial statements thereby leading to different measures for different companies. We compensate for this limitation by clearly identifying all items included in or excluded from our non-GAAP measures and explaining the items removed or added back to the most comparable GAAP items. The following tables reconcile these measures excluding specified items to their closest GAAP financial measures.

SPECIFIED ITEMS Three months ended September 30	2006		2005
(In millions of Canadian dollars, unless otherwise noted)
		EARNINGS	OPERATING LOSS FROM	LOSS FROM
	OPERATING PROFIT FROM	FROM CONTINUING	CONTINUING	CONTINUING
	CONTINUING OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS

As per GAAP*	89	38	(44)	(48)

Specified items
Closure and restructuring costs (ii)	8	5	15	10
Unrealized mark-to-market losses (iii)	1	1	3	2
Foreign exchange gains on long-term debt (v)	—	—	—	(4)
Refinancing costs (vii)	—	—	—	5

	9	6	18	13

Excluding specified items	98	44	(26)	(35)

*	Except for operating profit (loss) from continuing operations, which is a non-GAAP measure.

SPECIFIED ITEMS Nine months ended September 30	2006		2005
(In millions of Canadian dollars, unless otherwise noted)
		EARNINGS FROM	OPERATING PROFIT	LOSS FROM
	OPERATING PROFIT FROM	CONTINUING	FROM CONTINUING	CONTINUING
	CONTINUING OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS

As per GAAP*	109	13	31	(29)

Specified items
Gain on sales of property, plant and equipment (i)	—	—	(7)	(6)
Closure and restructuring costs (ii)	30	20	31	20
Unrealized mark-to-market gains (iii)	(5)	(3)	—	—
Legal settlements (iv)	(7)	(7)	—	—
Foreign exchange gains on long-term debt (v)	—	(2)	—	(4)
Insurance recoveries (vi)	—	—	(3)	(2)
Refinancing costs (vii)	—	—	—	5
Income tax legislation modification (viii)	—	(4)	—	—

	18	4	21	13

Excluding specified items	127	17	52	(16)

*	Except for operating profit (loss) from continuing operations, which is a non-GAAP measure.

(i)	Our results reflect gains on sales of property, plant and equipment. These gains are presented under “Selling, general and administrative” in the financial statements.

(ii)	Our results reflect closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements. See “Closure and restructuring costs” for further information.

(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(iv)	Our results include revenues related to legal settlements. These revenues are presented under “Selling, general and administrative” expenses in the financial statements.

(v)	Our results include foreign exchange gains on the translation of a portion of our long-term debt. Such gains are presented under “Financing expenses” in the financial statements.

(vi)	Our results include insurance recoveries. These recoveries are presented under “Selling, general and administrative” expenses in the financial statements.

(vii)	Our results include refinancing expenses. These refinancing expenses are presented under “Financing expenses” in the financial statements.

(viii)	Our results reflect modifications to income tax legislation which are included under “Income tax recovery” in the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER 2006 VS THIRD QUARTER 2005 OVERVIEW

SALES OF $1.2 BILLION
Sales in the third quarter of 2006 amounted to $1,177 million, a decrease of $64 million or 5% from sales of $1,241 million in the third quarter of 2005. This decrease is mainly attributable to the permanent closure of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006 and the indefinite shut down of the Lebel-sur-Quévillon pulp mill in November 2005, lower shipments for paper, as well as the negative impact of a 7% rise in the period over period average value of the Canadian dollar relative to the U.S. dollar (from $0.832 to $0.892). In addition, average selling prices and shipments were lower in the Wood segment in the third quarter of 2006 versus the third quarter of 2005. These factors were partially offset by higher average selling prices for all of our major products except for wood, higher shipments for pulp in the third quarter of 2006 and the settlement in July 2006 of a contract dispute that resulted in a payment to us of $14 million.
OPERATING PROFIT FROM CONTINUING OPERATIONS OF $89 MILLION
Cost of sales decreased by $162 million or 15% in the third quarter of 2006 compared to the third quarter of 2005 mainly due to the permanent closure of the Cornwall and Ottawa paper mills, effective at the end of the first quarter of 2006 and the indefinite shut down of the Lebel-sur-Quévillon pulp mill, in November 2005. Other factors causing a decrease in cost of sales included lower shipments for paper, lumber and packaging products, lower duties on our softwood lumber exports to the U.S., lower overall costs, including lower freight and energy prices and the realization of savings stemming from restructuring activities, higher investment tax credits related to research and development expenditures from prior years of approximately $5 million and the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses. These factors were partially offset by higher shipments for pulp.
     Selling, general and administrative (SG&A) expenses decreased by $17 million or 22% in the third quarter of 2006 compared to the third quarter of 2005. SG&A in the third quarter of 2006 included unrealized mark-to-market losses of $1 million, while SG&A in the third quarter of 2005 included unrealized mark-to-market losses of $3 million. When excluding these specified items, SG&A decreased by $15 million or 21% compared to the third quarter of 2005. This decrease was mainly attributable to the realization of savings stemming from restructuring activities and the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses, partially offset by higher pension expenses.
     Operating profit from continuing operations in the third quarter of 2006 amounted to $89 million compared to an operating loss from continuing operations of $44 million in the third quarter of 2005. Excluding specified items, operating profit from continuing operations totaled $98 million in the third quarter of 2006 compared to an operating loss from continuing operations of $26 million in the third quarter of 2005. The $124 million increase in operating profit from continuing operations excluding specified items was largely attributable to higher average selling prices for all of our major products except for wood, higher shipments for pulp, excluding the impact of mills that were permanently closed, lower overall costs, including lower freight and energy prices and the realization of savings stemming from restructuring activities, higher investment tax credits related to research and development expenditures from prior years, the settlement of a contract dispute and the decrease in duties on our softwood lumber exports to the U.S. These factors were partially offset by the $11 million negative impact of a stronger Canadian dollar (including the effect of our hedging program), lower average selling prices and shipments for lumber and lower shipments for paper.
SPECIFIC COST REDUCTION INITIATIVES
Since 2004, the Corporation has made an ongoing commitment to adjust production to meet its customers’ needs, as well as maintain operational flexibility and a competitive manufacturing base. These efforts have mainly impacted our Papers and Wood segments and have resulted in workforce reductions throughout the organization.
     In 2004, we announced several initiatives aimed at achieving a run-rate of $100 million in annual cost reductions by the end of 2005. As at December 31, 2005, we had achieved our goal to deliver $100 million of annualized savings stemming from these initiatives.
     In November 2005, still faced with a number of economic conditions that adversely impacted our business, such as higher energy prices and the rapid rise of the Canadian dollar, we announced a series of additional targeted measures aimed at returning the Company to profitability. The measures included the following initiatives:
•	The permanent closure of our Cornwall pulp and paper mill, effective at the end of the first quarter of 2006, which eliminated approximately 910 permanent positions (including the 390 positions already affected by the indefinite shut down of the pulp mill, paper machine and sheeter announced in late 2004). This resulted in the permanent curtailment of 265,000 tons of uncoated and coated

MANAGEMENT’S DISCUSSION AND ANALYSIS
printing grades, as well as 145,000 tonnes of pulp (including 85,000 tons of paper and 145,000 tonnes of pulp impacted by the indefinite shut down announced in late 2004);

•	The permanent closure of our Ottawa paper mill, effective at the end of the first quarter of 2006, which eliminated approximately 185 permanent positions and resulted in the permanent curtailment of 65,000 tons of paper;

•	The permanent closure of our Vancouver coated paper mill, effective at the end of the second quarter of 2006, which eliminated approximately 285 permanent positions and resulted in the permanent curtailment of 120,000 tons of coated paper;

•	The permanent closure of our Grand-Remous and Malartic sawmills, effective in the second quarter of 2006, which eliminated approximately 200 permanent positions;

•	Further measures to reduce costs, as follows:
o	Reducing SG&A expenses by permanently eliminating approximately 100 corporate and divisional permanent positions, as well as other SG&A expenses;

o	Implementing further cost reductions at the mill level by eliminating approximately 200 operational positions;

o	Consolidating North American administrative offices in Montreal and Cincinnati.
As at September 30, 2006, we have almost achieved our goal of eliminating approximately 100 corporate and divisional permanent positions and 200 operational positions. We are expecting to be able to significantly exceed the initial target.
     In addition to these measures, we improved profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we transferred some of our paper grades to more profitable papermaking facilities and machines within our network. Above all, we plan to continue to provide our customers with products, services and solutions that meet their needs.
     We believe that these actions, as well as the decision to suspend our common share dividend, improved our cash flow and help us return to profitability.
CLOSURE AND RESTRUCTURING COSTS
Closure and restructuring costs for the third quarter of 2006 compared to the third quarter of 2005, as well as for the nine-month period ended September 30, 2006, compared to the nine-month period ended September 30, 2005 was as follows:

	Three months ended		Nine months ended
	September 30		September 30
(In millions of Canadian dollars)	2006	2005	2006	2005

Costs, net of reversals of provisions, related to the permanent closures of our Cornwall and Ottawa paper mills (severance and termination costs, $6 million for write-down of inventory, as well as a gain on disposition of $1 million)	(1)	1	7	1
Costs, net of reversals of provisions, related to specific cost reduction initiatives (severance, termination, training, outplacement costs and other)	9	2	22	10
Costs related to the indefinite closure of a paper machine, a sheeter and pulp mill at our Cornwall paper mill	—	—	—	6
Costs related to the permanent closure of Norampac’s paper machine at its Red Rock containerboard plant and write-down of assets related to the permanent closure of Norampac’s Buffalo corrugated products plant	—	12	1	14

Total closure and restructuring costs	8	15	30	31

NET EARNINGS OF $38 MILLION
Net earnings for the third quarter of 2006 amounted to $38 million ($0.16 per common share) compared to a net loss of $52 million ($0.23 per common share) in the third quarter of 2005. Excluding specified items, earnings from continuing operations amounted to $44 million ($0.19 per common share) in the third quarter of 2006 compared to a loss from continuing operations of $35 million ($0.15 per common share) in the third quarter of 2005. The $79 million increase in earnings from continuing operations, excluding specified items was mainly attributable to the factors mentioned above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2006 VS
NINE MONTHS ENDED SEPTEMBER 30, 2005 OVERVIEW

SALES OF $3.5 BILLION
Sales for the first nine months of 2006 amounted to $3,527 million, a decrease of $216 million or 6% from sales of $3,743 million in the first nine months of 2005. This decrease is mainly attributable to the permanent closures of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of the Lebel-sur-Quévillon pulp mill in November 2005, the negative impact of a 8% rise in the year-to-date over year-to-date average value of the Canadian dollar relative to the U.S. dollar (from $0.817 to $0.883), lower average selling prices and shipments for lumber products and lower shipments of paper. These factors were partially offset by higher average selling prices of pulp, paper and packaging products, higher shipments of pulp and the settlement in July 2006 of a contract dispute that resulted in a payment to us of $14 million.
OPERATING PROFIT FROM CONTINUING OPERATIONS OF $109 MILLION
Cost of sales decreased by $242 million or 8% in the first nine months of 2006 compared to the first nine months of 2005. This decrease is mainly attributable to the permanent closures of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of the Lebel-sur-Quévillon pulp mill in November 2005, lower average selling prices and shipments for lumber, lower duties on our softwood lumber exports to the U.S., higher investment tax credits related to research and development expenditures from prior years of approximately $11 million and the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses. These factors were partially offset by higher shipments of pulp, excluding the impact of mills that were permanently closed and higher freight and energy costs.
     SG&A expenses decreased by $18 million or 9% in the first nine months of 2006 compared to the first nine months of 2005. SG&A in the first nine months of 2006 included income of $7 million from a legal settlement and unrealized mark-to-market gains of $5 million, while SG&A in the first nine months of 2005 included a gain of $4 million realized on the sale of the Senneville, Quebec facility, a gain of $3 million realized on disposal of property, plant and equipment following the closure of Norampac’s Concord corrugated products plant and insurance recoveries of $3 million. When excluding these specified items, SG&A decreased by $16 million or 8% compared to the first nine months of 2005. This decrease was mainly attributable to the realization of savings stemming from restructuring activities and the Ontario government’s one-time retroactive reduction in Crown stumpage fees related to 2005 and 2006, partially offset by higher pension expenses.
     Operating profit from continuing operations in the first nine months of 2006 amounted to $109 million compared to an operating profit from continuing operations of $31 million in the first nine months of 2005. Excluding specified items, operating profit from continuing operations totaled $127 million in the first nine months of 2006 compared to an operating profit from continuing operations of $52 million in the first nine months of 2005. Excluding specified items, the $75 million increase in operating profit from continuing operations was largely attributable to higher average selling prices of pulp, paper and packaging products, higher shipments of pulp, higher investment tax credits related to research and development expenditures from prior years, the settlement of a contract dispute and lower duties on our softwood lumber exports to the U.S., partially offset by the $78 million negative impact of a stronger Canadian dollar (including the effect of our hedging program), lower average selling prices and shipments for lumber products, lower shipments of paper as well as higher costs for energy and freight.
NET EARNINGS OF $5 MILLION
Net earnings for the first nine months of 2006 amounted to $5 million ($0.02 per common share) compared to a net loss of $40 million ($0.18 per common share) in the first nine months of 2005. Excluding specified items, earnings from continuing operations amounted to $17 million ($0.07 per common share) in the first nine months of 2006 compared to a loss from continuing operations of $16 million ($0.07 per common share) in the first nine months of 2005. The $33 million increase in earnings from continuing operations excluding specified items was mainly attributable to the factors mentioned above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PAPERS

	Three months ended		Nine months ended
	September 30		September 30
SELECTED INFORMATION	2006	2005	2006	2005
(In millions of Canadian dollars, unless otherwise noted)
Sales
Total sales	725	751	2,130	2,233
Intersegment sales to Paper Merchants	(66)	(71)	(217)	(211)

	659	680	1,913	2,022

Operating profit (loss) from continuing operations	75	(30)	74	(12)
Closure and restructuring costs[1]	8	3	28	17
Legal settlements[1]	—	—	(6)	—
Unrealized mark-to-market (gains) losses[1]	—	—	1	(5)
Gain on sales of property, plant and equipment[1]	—	—	—	(4)

Operating profit (loss) from continuing operations, excluding specified items	83	(27)	97	(4)

Shipments from continuing operations
Paper (in thousands of ST)	556	642	1,761	1,855
Pulp (in thousands of ADMT)	172	160	461	433

Paper shipments by product offering (%) from continuing operations:
Copy and offset grades	62	57	62	55
Uncoated commercial printing & publication and premium imaging grades	14	18	14	20
Coated commercial printing & publication grades	6	10	7	9
Technical and specialty grades	18	15	17	16

Total	100	100	100	100

Benchmark prices[2]:
Copy 20 lb sheets (US$/ton)	950	817	887	828
Offset 50 lb rolls (US$/ton)	850	713	818	733
Coated publication, no. 3, 60 lb rolls (US$/ton)	955	913	922	901
Pulp NBSK — U.S. market (US$/ADMT)	757	625	706	649
Pulp NBHK — Japan market[3] (US$/ADMT)	618	535	578	523

[1]	See “Specified items affecting results and non-GAAP measures.”

2	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

3	Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Sales in our Papers business amounted to $659 million in the third quarter of 2006, a decrease of $21 million or 3% from sales of $680 million in the third quarter of 2005. This decrease in sales was mainly attributable to the closure of the Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, the indefinite shut down of Lebel-sur-Quévillon pulp mill in November 2005, lower shipments of paper and the negative impact of a 7% rise in the quarter-over-quarter average value of the Canadian dollar. These factors were partially offset by higher average selling prices of paper and pulp, higher shipments of pulp and the settlement of a contract dispute that resulted in a payment to us of $14 million. For the nine-month period ended September 30, 2006, sales for pulp and paper decreased by $109 million compared to the nine-month period ended September 30, 2005 for primarily the same reasons as noted above.
     Operating profit from continuing operations in our Papers business totaled $75 million in the third quarter of 2006 (or $83 million when excluding specified items) compared to an operating loss from continuing operations of $30 million (or $27 million when excluding specified items) in the third quarter of 2005. Excluding specified items, the $110 million improvement in operating profit from continuing operations is largely the result of higher average selling prices for paper and pulp, higher shipments of pulp, excluding the impact of mills that were permanently closed, higher investment tax credits related to research and development expenditures from prior years, the settlement of a contract dispute and the realization of savings stemming from restructuring activities. This increase was partially offset by the negative impact of a stronger Canadian dollar and lower shipments of paper. For the nine-month period ended September 30, 2006, operating profit from continuing operations totaled $74 million (or $97 million when excluding specified items) compared to an operating loss from continuing operations of $12 million (or $4 million when excluding specified items) for the nine-month period ended September 30, 2005. Excluding specified items, operating profit from continuing operations increased by $101 million compared to the nine-month period ended September 30, 2005, largely the result of higher average selling prices of pulp and paper, higher shipments of pulp, higher investment tax credits related to research and development expenditures from prior years and the settlement of a contract dispute, partially offset by the negative impact of a stronger Canadian dollar, lower shipments of paper and higher freight and energy costs.
PRICING ENVIRONMENT
In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in both the third quarter of 2006 compared to the third quarter of 2005 as well as in the nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005. Within our Canadian operations, although the rise of the Canadian dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices, our average transaction prices denominated in Canadian dollars increased in the third quarter of 2006 compared to the third quarter of 2005 as well as on a year-to-date over year-to-date basis.
     Our average transaction prices, denominated in U.S. dollars, for our basket of copy and offset grades, increased on average by approximately 16% in the third quarter of 2006, compared to the third quarter of 2005. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 35% of our paper sales in the third quarter of 2006, were higher on average by US$155/ton and US$143/ton, respectively, in the third quarter of 2006 compared to the third quarter of 2005. Prices continued to increase for both cut-size copy and offset rolls during the third quarter as we continued to successfully implement the price increases announced previously in the first and second quarter of 2006.
     Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp increased by US$86/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$66/tonne in the third quarter of 2006 compared to the third quarter of 2005. In July and September 2006, a US$20/tonne price increase was implemented for softwood pulp, and effective July 2006, a US$20/tonne price increase was implemented for hardwood pulp.
OPERATIONS
Shipments
Our paper shipments to capacity ratio stood at 98% for the third quarter of 2006 compared to 100% in the third quarter of 2005. This decrease was mainly due to lower shipments on a year-over-year basis, primarily on account of seasonal market conditions, as well as inventory replenishment of certain products that were impacted by the closures of Cornwall and Ottawa paper mills in the first quarter of 2006. On a year-to-date basis, our paper shipments to capacity ratio stood at 98% in 2006 compared to 96% in 2005. This improvement resulted from the combination of lower shipments and capacity on a year-to-year over basis, primarily due to mill closures and improved market conditions for paper.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our pulp shipments increased by 12,000 tonnes in the third quarter of 2006 compared to the third quarter of 2005 despite the indefinite shut down of the Lebel-sur-Quévillon pulp mill in November 2005 due to unfavorable economic conditions. This increase in trade shipments resulted from the diversion of internal sales to trade sales pursuant to permanent mill closures mentioned above.
Labor
A collective agreement expired in April 2004 for our Lebel-sur-Quévillon pulp mill (affecting approximately 350 employees). Negotiations are ongoing for several sawmill and forestry operations as well as for one of our converting centers. In July 2006, an agreement was reached and ratified with the union at the Windsor mill. This collective agreement had expired in April 2005 (affecting approximately 760 employees).
Restructuring
In November 2005, we announced the permanent shut down of our Cornwall pulp and paper mill as well as our Ottawa paper mill, which became effective at the end of the first quarter of 2006. As a result, the book value of these mills was reduced to their net recoverable value. We also announced our intention to seek a buyer for our Vancouver coated paper mill. Effective at the end of the second quarter of 2006, our Vancouver paper mill was permanently closed. In July 2006, we reached an agreement to sell our Vancouver paper mill property for a total consideration of approximately $24 million, which represents its approximate net recoverable value. This agreement is subject to a number of closing conditions and should be completed in the first quarter of 2007. In September 2006, we sold our facility and land in Cornwall, Ontario, for proceeds of $4 million and a corresponding gain of $1 million ($1 million net of income taxes). These closures resulted in a reduction of our production capacity of 145,000 tonnes of pulp and 450,000 tons of paper per annum and impacted approximately 1,380 positions.
Other
In November 2005, we announced the indefinite shut down of the Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions. As of September 30, 2006, economic factors such as increasing fiber supply costs, energy and transportation costs, the strengthening of the Canadian dollar and labor costs that are not competitive, did not allow us to reopen the pulp mill and operate profitably. As a result, the Lebel-sur-Quévillon pulp mill is indefinitely idled rather than permanently shut down. By the end of May 2006, we had to meet our obligations under Quebec law with respect to temporary lay-offs of more than six months. These obligations resulted in severance payments of approximately $7 million. In 2003, as a result of the operating loss at the Lebel-sur-Quévillon pulp mill, we conducted an impairment test on the long-lived assets of the pulp mill. As a result of this test, we recorded an impairment loss in December 2003 of $201 million to write down the assets to their fair value.
     In July 2006, we signed an agreement, subject to certain closing conditions, to sell a parcel of timberlands for $11 million (US$10 million), which should be closed in the fourth quarter of 2006.
     During the second quarter of 2005, we sold our facility and land in Senneville, Quebec, for proceeds of $6 million and a corresponding gain of $4 million ($3 million net of income taxes).

MANAGEMENT’S DISCUSSION AND ANALYSIS
PAPER MERCHANTS

	Three months ended		Nine months ended
	September 30		September 30
SELECTED INFORMATION	2006	2005	2006	2005
(In millions of Canadian dollars)
Sales	260	275	793	794

Operating profit from continuing operations	3	4	10	13

SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Our Paper Merchants business generated sales of $260 million in the third quarter of 2006, a decrease of $15 million or 5% compared to the third quarter of 2005. This decrease was mainly attributable to the negative impact of a stronger Canadian dollar and lower shipments partially offset by higher average selling prices. On a year-to-date basis, sales amounted to $793 million in 2006, reflecting a $1 million decrease compared to sales of $794 million in 2005. This decrease was attributable to lower shipments.
     Operating profit from continuing operations amounted to $3 million in the third quarter of 2006 compared to $4 million in the third quarter of 2005. The $1 million decrease in operating profit from continuing operations was primarily due to higher amortization expense. Operating profit from continuing operations totaled $10 million in the first nine months of 2006 compared to $13 million in the first nine months of 2005. This $3 million decrease in year-to-date operating profit from continuing operations is largely due to bad debt expenses and to the same factors explained above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
WOOD

	Three months ended		Nine months ended
	September 30		September 30
SELECTED INFORMATION	2006	2005	2006	2005
(In millions of Canadian dollars, unless otherwise noted)
Sales
Lumber sales	88	117	319	406
Wood chips and other sales	19	42	66	139

Sub-total	107	159	385	545
Intersegment sales	(13)	(32)	(41)	(104)

	94	127	344	441

Operating profit (loss) from continuing operations	(17)	(12)	(32)	5
Closure and restructuring costs[1]	—	—	1	—
Legal settlement[1]	—	—	(1)	—

Operating profit (loss) from continuing operations, excluding specified items	(17)	(12)	(32)	5

Shipments (millions of FBM)	231	264	757	848

Shipments by product offering (%):
Random lengths	38	33	36	33
Studs	33	34	35	35
Value-added	25	28	25	27
Industrial	4	5	4	5

Total	100	100	100	100

Benchmark prices[2]:
Lumber 2x4x8 stud G.L. (US$/MFBM)	313	397	358	440
Lumber 2x4 R/L G.L., # 1 & 2 (US$/MFBM)	351	398	382	430

Lumber duties (cash deposits)	4	13	17	43

[1]	See “Specified items affecting results and non-GAAP measures.”

[2]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Sales in our Wood business amounted to $94 million in the third quarter of 2006, a decrease of $33 million or 26% compared to sales of $127 million in the third quarter of 2005. This decrease is largely attributable to lower average selling prices and shipments, the indefinite shut down of the Lebel-sur-Quévillon pulp mill as well as the negative impact of a stronger Canadian dollar. On a year-to-date basis, sales in our Wood business totaled $344 million in 2006 compared to $441 million in 2005. This $97 million or 22% decrease in sales was attributable to the same factors mentioned above.
     Operating loss from continuing operations in our Wood business totaled $17 million (or $17 million when excluding specified items) in the third quarter of 2006 compared to an operating loss from continuing operations of $12 million in the third quarter of 2005 (or $12 million when excluding specified items). Excluding specified items, the $5 million increase in the operating loss from continuing operations was mainly attributable to lower average selling prices and shipments for lumber and chips as well as the negative impact of a stronger Canadian dollar. These factors were partially offset by lower duties on our softwood lumber exports to the U.S. and operating cost reductions. On a year-to-date basis, operating loss from continuing operations in our Wood business amounted to $32 million in 2006, a decrease of $37 million compared to an operating profit from continuing operations of $5 million in 2005, mainly attributable to the Ontario government’s one-time retroactive reduction in Crown stumpage fees related to 2005 and 2006 of $7 million, recorded in the second quarter of 2006, and for the same reasons mentioned above.
     Cash deposits of $4 million were made on our softwood lumber exports to the U.S. in the third quarter of 2006 compared to $13 million in the third quarter of 2005. The $9 million decrease in duties was largely due to the decrease in countervailing and antidumping duties rate (the total

MANAGEMENT’S DISCUSSION AND ANALYSIS
countervailing and antidumping duties rate was decreased gradually from 21.21% in December 2004 to 20.15% in February 2005, and in December 2005, the rate was lowered to 10.80%). Since May 22, 2002, cash deposits of US$164 million ($183 million) for countervailing and antidumping duties have been made and expensed by Domtar. On April 27, 2006, the Canadian and U.S. Governments signed a term sheet which addresses the refund of duty deposits and sets out a framework for the management of Canadian softwood lumber exports to the U.S. for a seven-year period. On July 1, 2006, Canada and the U.S. signed a more detailed legal text based upon the term sheet. On September 12, 2006, Canada and the U.S. signed the Softwood Lumber Agreement 2006, which was largely based on the July 1, 2006 legal text. Finally, on October 12, 2006, Canada and the U.S. agreed to certain amendments to the Softwood Lumber Agreement, and the final Agreement took effect on that date. Specific implications of the Agreement include the immediate revocation by the U.S. of the antidumping and countervailing duties orders, with retroactive effect to May 2002; the cessation of countervailing and antidumping duties collections by the U.S.; the termination of ongoing administrative reviews by the U.S.; the prohibition of any new antidumping or countervailing duties investigations in respect of softwood lumber from Canada for the duration of the Agreement and the immediate imposition by the Government of Canada of the export tax regime that is currently before Parliament and has been tentatively approved by a Ways & Means Motion. As at September 30, 2006, we did not record a receivable for the total cash deposits made since May 2002 and the related interest because the agreement was not in effect. Effective October 12, 2006, Domtar is entitled to receive a refund for duties collected by the U.S. Government since 2002 plus interest for a total consideration of approximately US$183 million ($204 million), which could be subject to a special charge of 19% to be imposed by the Canadian Government.
PRICING ENVIRONMENT
Average transaction prices for Great Lakes 2x4x8 stud decreased by US$84/MFBM and average transaction prices for Great Lakes 2x4 random length decreased by US$47/MFBM in the third quarter of 2006 compared to the third quarter of 2005.
OPERATIONS
In November 2005, due to reduced softwood fiber allocations which was expected to increase fiber costs in Quebec, we announced the permanent closures of our Grand-Remous and Malartic sawmills, which became effective in the second quarter of 2006. As a result, the book value of these sawmills was reduced to their net recoverable value. These closures impacted approximately 200 permanent positions. Subject to the government’s approval, the wood fiber allocation for Grand-Remous and Malartic will be transferred to Domtar’s other Quebec sawmills. This will ensure more efficient operations by going to three shifts and will offer the possibility for approximately 80 employees from the closed sawmills to obtain new positions created by an additional shift. We are currently working with a partner, in collaboration with the Quebec government, on a value-added project to use the Grand-Remous and Malartic infrastructures. In June 2006, we signed an agreement in principle with TechCana related to the sale of certain assets located at those sawmills, originally scheduled for the third quarter of 2006 and subsequently delayed to the first quarter of 2007. This transaction is subject to the satisfaction of a number of closing conditions.
     In November 2005, the decision to temporarily shut down our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions caused us to indefinitely idle our adjacent sawmill. The Lebel-sur-Quévillon sawmill restarted temporarily in the second quarter of 2006 in order to process its roundwood inventory and was shut down again on October 11, 2006. Additionally, on October 11, 2006, we announced the indefinite closures in October of three other sawmills: two in Abitibi, Quebec, and one in Ontario. The closures are primarily due to the pressure of higher timber costs and lower demand for both lumber and wood chips. These closures will impact approximately 400 permanent positions.
     In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005. This measure impacted 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at our Elk Lake sawmill in April 2005 to process additional fiber resulting from the Chapleau closure and the resulting fiber swap with Tembec.
     We will continue examining opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fiber supply
The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fiber for our Northern Quebec softwood sawmills and market pulp operations.
     We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume had a corresponding increase in the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber to mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmills and market pulp operations would have to operate at a level significantly below capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PACKAGING

	Three months ended		Nine months ended
	September 30		September 30
SELECTED INFORMATION	2006	2005	2006	2005
(In millions of Canadian dollars, unless otherwise noted)
Sales	164	159	477	486

Operating profit (loss) from continuing operations	23	(10)	50	14
Closure and restructuring costs[1]	—	12	1	14
Gain sales of property, plant and equipment[1]	—	—	—	(3)
Unrealized mark-to-market (gains) losses[1]	1	3	(6)	5

Operating profit from continuing operations, excluding specified items	24	5	45	30

Shipments[2]:
Containerboard (in thousands of ST)	74	82	237	246
Corrugated containers (in millions of square feet)	1,724	1,738	5,149	5,160

Benchmark prices[3]:
Unbleached kraft linerboard, 42 lb East (US$/ton)	565	448	548	479

1	Refer to “Specified items affecting results and non-GAAP measures.”

2	Represents 50% of Norampac’s trade shipments.

3	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Our 50% share of Norampac’s sales amounted to $164 million in the third quarter of 2006, an increase of $5 million or 3% compared to the third quarter of 2005. This increase was mainly attributable to higher average selling prices for containerboard and corrugated containers partially offset by the negative impact of a stronger Canadian dollar and lower shipments for both containerboard and corrugated containers. On a year-to-date basis, our 50% share of Norampac’s sales amounted to $477 million in 2006, a decrease of $9 million or 2% compared to 2005. This decrease is largely the results of lower shipments for both containerboard and corrugated containers and the negative impact of a stronger Canadian dollar, partially offset by higher average selling prices for containerboard and corrugated containers.
     Our 50% share of Norampac’s operating profit from continuing operations amounted to $23 million (or $24 million when excluding specified items) in the third quarter of 2006 compared to an operating loss from continuing operations of $10 million (or an operating profit from continuing operations of $5 million when excluding specified items) in the third quarter of 2005. The $19 million increase in operating profit from continuing operations excluding specified items was mainly due to higher average selling prices for containerboard and corrugated containers, lower fiber, freight and energy costs offset by the negative impact of a stronger Canadian dollar. On a year-to-date basis, our 50% share of Norampac’s operating profit from continuing operations amounted to $50 million (or $45 million when excluding specified items) compared to $14 million (or $30 million when excluding specified items) in 2005. This increase of $15 million in operating profit from continuing operations excluding specified items resulted from the same reasons as mentioned above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PRICING ENVIRONMENT
Norampac’s average transaction price for containerboard, denominated in U.S. dollars, increased in the third quarter of 2006 compared to the third quarter of 2005, as did its average transaction price for corrugated containers, also denominated in U.S. dollars. Its average transaction price, denominated in Canadian dollars, for both containerboard and corrugated containers increased in the third quarter of 2006 compared to the third quarter of 2005, although the rise of the Canadian dollar partially offset the U.S. dollar denominated price increase.
OPERATIONS
Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, increased to 64% in the third quarter of 2006, versus 59% in the third quarter of 2005. This increase is due to the effect of the acquisition of three corrugated products converting plants from Standard Paper Box Canada Inc. in October 2005.
     In the third quarter of 2006, as part of an in-depth review of their containerboard paper mills, Norampac decided to proceed with the closure of its Red Rock unbleached Kraft linerboard mill, for an indefinite period of time which became effective on October 3, 2006.
     In the second quarter of 2005, as part of its reorganization plan of its Quebec operations, Norampac announced the closure of its Montreal corrugated products plant, which occurred in December 2005. The closure of the Montreal plant impacted approximately 215 employees. During the first quarter of 2005, Norampac closed its Concord, Ontario corrugated products plant with the goal of improving efficiency and profitability at its other plants. This led to the disposal of Concord-related property, plant and equipment for a total net gain realized of $7 million (our 50% share amounting to $3 million).
FINANCING EXPENSES AND
INCOME TAXES

FINANCING EXPENSES
In the third quarter of 2006, financing expenses amounted to $39 million compared to $41 million (or $40 million when excluding specified items of $7 million relating to early redemption expenses arising from the refinancing of a portion of our long-term debt and $6 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) in the third quarter of 2005. The $1 million decrease in financing expenses when excluding specified items was due to the positive impact of a stronger Canadian dollar on our U.S. dollar interest expense partially offset by higher interest rates. In the first nine months of 2006, financing expenses amounted to $119 million (or $117 million when excluding specified items) compared to $114 million (or $113 million excluding specified items) in the first nine months of 2005. This $4 million increase in financing expenses when excluding specified items is largely due to higher interest rates, which impacted fees in our securitization program, partially offset by the positive impact of a stronger Canadian dollar on our U.S. dollar interest expense.
INCOME TAXES
In the third quarter of 2006, our income tax expense totaled $13 million compared to an income tax recovery of $35 million in the third quarter of 2005. On a year-to-date basis, our income tax recovery totaled $19 million in 2006 compared to $50 million in 2005. The variation in our income tax recovery results from a combination of factors, including a tax recovery adjustment of $4 million recorded in the second quarter of 2006 due to a decrease in statutory enacted income tax rates and $5 million recorded in the third quarter of 2006 following the income tax reassessment of prior years by tax authorities, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.
BALANCE SHEET

Our total consolidated assets were $4,881 million as at September 30, 2006 compared to $5,192 million as at December 31, 2005. Receivables amounted to $315 million as at September 30, 2006, an increase of $21 million when compared to $294 million as at December 31, 2005. This increase is mostly due to higher average selling prices for most of our key products and timing in the collection, which more than offset the increase in our securitized receivables. Inventories as at September 30, 2006 totaled $633 million, a decrease of $82 million when compared to $715 million as at December 31, 2005. This decrease is mostly attributable to lower levels of raw materials (wood inventory) due to a build-up made in December in anticipation of wet weather conditions in the winter months, higher shipment levels compared to production, as well as mill

MANAGEMENT’S DISCUSSION AND ANALYSIS
closures. Property, plant and equipment as at September 30, 2006 amounted to $3,377 million compared to $3,634 million as at December 31, 2005. This $257 million decrease was mainly attributable to a greater level of amortization expense compared to capital expenditures and by the impact of a stronger Canadian dollar (based on month-end exchange rate) on our U.S. mill assets.
     Trade and other payables stood at $562 million as at September 30, 2006, a decrease of $89 million compared to $651 million as at December 31, 2005. This decrease is mainly attributable to the timing of payments and expenses in September 2006 versus December 2005, as well as mill closures. Long-term debt (including the portion due within one year) stood at $2,091 million as at September 30, 2006, a decrease of $168 million compared to $2,259 million as at December 31, 2005. This decrease is mainly due to the positive impact of a stronger Canadian dollar (based on month-end exchange rates) on our U.S. dollar denominated debt and debt repayments made on our revolving credit facility. Future income tax liabilities stood at $240 million as at September 30, 2006, a $52 million decrease compared to $292 million as at December 31, 2005. This decrease is primarily due to the increase in operating loss carryforwards.
LIQUIDITY AND
CAPITAL RESOURCES

	Three months ended		Nine months ended
	September 30		September 30
FREE CASH FLOW[1]	2006	2005	2006	2005
(In millions of Canadian dollars)
Cash flows provided from operating activities of continuing operations before changes in working capital and other items	120	17	227	200
Changes in working capital and other items	(37)	1	(100)	(157)

Cash flows provided from operating activities of continuing operations	83	18	127	43
Net additions to property, plant and equipment	(31)	(34)	(88)	(99)

Free cash flow[1]	52	(16)	39	(56)

1	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities of continuing operations, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net of proceeds from disposals of property, plant and equipment). We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Our principal cash requirements are for working capital, capital expenditures, as well as principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the sale of assets or through new financings, subject to satisfactory market conditions and / or credit ratings.
OPERATING ACTIVITIES
Cash flows provided from operating activities of continuing operations totaled $83 million in the third quarter of 2006 compared to $18 million in the third quarter of 2005. This $65 million improvement in cash flows generated from continuing operations mainly reflects an increase in our profitability partially offset by increased requirements for working capital, primarily due to inventory fluctuations. On a year-to-date basis, cash flows provided from operating activities of continuing operations totaled $127 million in 2006 compared to $43 million in 2005. This $84 million increase mainly reflects decreased requirements for working capital. The first quarter of the year is typically impacted by seasonally high requirements for working capital, which are usually not reversed until the fourth quarter of the year. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
INVESTING ACTIVITIES
Cash flows used for investing activities of continuing operations totaled $30 million in the third quarter of 2006 compared to $31 million in the third quarter of 2005. The $1 million decrease in cash flows used for investing activities was mainly attributable to fewer net additions to property, plant and equipment. On a year-to-date basis, cash flows used for investing activities of continuing operations amounted to $90 million in 2006 compared to $99 million in 2005. The $9 million decrease in cash flows used for investing activities was mainly attributable to the same factors mentioned above. We intend to limit our annual capital expenditures to below 75% of amortization. Capital expenditures required to maintain existing operations are approximately $120 million annually.
     Free cash flow in the third quarter of 2006 was positive $52 million compared to negative $16 million in the third quarter of 2005. The $68 million increase in free cash flow generated primarily reflects an increase in profitability. Free cash flow in the first nine months of 2006 was positive $39 million compared to negative $56 million in the first nine months of 2005. This $95 million increase in free cash flow generated is attributable to decreased requirements for working capital.
FINANCING ACTIVITIES
In the third quarter of 2006, cash flows used for financing activities of continuing operations amounted to $84 million compared to $12 million in the third quarter of 2005. This $72 million increase in cash flows used for financing activities of continuing operations is largely attributable to a decrease in net borrowings under our revolving credit facility. On a year-to-date basis, cash flows used for financing activities of continuing operations amounted to $46 million in 2006 compared to cash flow provided of $70 million in 2005. This $116 million decrease in cash flows provided from financing activities of continuing operations is attributable to the same reasons mentioned above.
     On October 27, 2005, as part of its plan to improve its free cash flow availability, Domtar announced that it was suspending its $0.24 per common share dividends. This decision will result in annual cash savings of approximately $55 million, based on the $0.24 per common share dividend Domtar had been paying at the time of the suspension.

	As at	As at
	September 30,	December 31,
NET DEBT-TO-TOTAL CAPITALIZATION RATIO[1]	2006	2005
(In millions of Canadian dollars, unless otherwise noted)
Bank indebtedness	63	21
Long-term debt (including portion due within one year)	2,091	2,259
Cash and cash equivalents	(62)	(83)

Net debt	2,092	2,197
Shareholders’ equity	1,596	1,609

Total capitalization	3,688	3,806

Net debt-to-total capitalization (%)	56.7%	57.7%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
     As at September 30, 2006, our net debt-to-total capitalization ratio stood at 56.7% compared to 57.7% as at December 31, 2005. Net indebtedness, including $187 million representing our 50% share of the net indebtedness of Norampac, was $2,092 million as at September 30, 2006. This compares to $2,197 million as at December 31, 2005, including $200 million for our 50% share of the net indebtedness of Norampac. The $105 million decrease in net indebtedness was largely due to the positive impact of a stronger Canadian dollar (based on month-end exchange rates) and repayments on our revolving credit facility.
     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This amount was reduced to US$600 million pursuant to an amendment to this facility in November 2005. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with our credit rating, or on the Canadian or U.S. prime rate. This new credit facility also requires commitment fees that vary with our credit rating.

MANAGEMENT’S DISCUSSION AND ANALYSIS
On November 23, 2005, Domtar amended its credit facility maturing in 2010 in order to improve financial flexibility. This amendment contains certain financial covenants which require Domtar, excluding the proportionate consolidation of Norampac, on a rolling four quarter basis, to maintain (a) a minimum EBITDA1 to interest ratio of 1.4 in the third quarter of 2006, increasing to 1.5 : 1.0 by the end of 2006, to 1.75 : 1.0 by the end of 2007 and 2.5 : 1.0 at the beginning of 2008, excluding from the calculation most of the charges related to our restructuring plans, and (b) a minimum EBITDA1 of $225 million in 2006, increasing to $325 million in 2007, as calculated in accordance with our credit facility which exclude from the calculation most of the charges related to our restructuring plans. There is no minimum EBITDA1 requirement after 2007. Domtar, including the proportionate consolidation of Norampac, on a quarterly basis, is required not to exceed a maximum debt-to-total capitalization ratio of 60%, excluding from the calculation most of the impact of the restructuring plans. The amendment also included a reduction in the size of the facility from US$700 million to US$600 million, and provided for guarantees by Domtar’s subsidiaries.
     As at September 30, 2006, the credit facility had drawings totaling US$81 million ($90 million), US$20 million ($22 million) of letters of credit outstanding and US$2 million ($3 million) drawn in the form of bank overdraft and included in “Bank indebtedness”, resulting in US$497 million ($554 million) of availability for future drawings under this facility. As of December 31, 2005, we had drawings of US$137 million ($160 million), US$18 million ($21 million) of letters of credit outstanding and US$13 million ($15 million) drawn in the form of bank overdraft and included in “Bank indebtedness.”
     As at September 30, 2006, we had a provision of $4 million related to these letters of credit ($4 million as at December 31, 2005). In addition, as at September 30, 2006, separate letters of credit of $3 million ($5 million as at December 31, 2005) were outstanding. No provisions relating to these letters of credit were recorded.
     Our borrowing agreements contain restrictive covenants. See the discussion above for covenants related to our unsecured bank credit facility. The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid and the amount of shares that may be repurchased for cancellation. These indentures also require that no new long-term debt be incurred, unless total long-term debt is less than 50% of consolidated net tangible assets, excluding the proportionate consolidation of Norampac, but do not restrict the incurrence of new long-term debt related to the purchase of property or the replacement of existing long-term debt or the issuance of short-term debt. We believe that new long-term borrowings for the remainder of 2006, if any, would be used to finance the purchase of property, with any remaining cash requirements, if any, financed by short-term borrowings. All our borrowing agreements contain restrictions on the amount of secured borrowings we can incur with other lenders.

CREDIT RATINGS
RATING AGENCY	SECURITY	RATING

Dominion Bond Rating Service	Unsecured Notes and Debentures	BB (low)
	Preferred Shares	Pfd-4
Moody’s Investors Services	Unsecured Notes and Debentures	B2
Standard & Poor’s	Unsecured Notes and Debentures	B+

The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service (DBRS) is the fifth best rating in terms of quality within ten rating gradations, with the “low” indicating a ranking in the lower end of this rating category. The rating by Moody’s Investors Services (Moody’s) is the sixth best rating in terms of quality within nine rating gradations, with the numerical modifier 2 indicating a ranking mid point within this rating category. The rating by Standard & Poor’s (S&P) is the sixth best rating in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category. DBRS, Moody’s and S&P have a “developing” outlook with respect to our credit ratings.
     Since January 2005, our rating with DBRS fell from BBB (low) to BB (low) and our rating with S&P fell from BBB- to B+. Our rating with Moody’s fell from Baa3 to B1 and most recently to B2. These reductions in our credit ratings have significantly impacted our access to and cost of capital and financial flexibility. Further reductions in our credit ratings would have an added negative impact on our financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

[1]	EBITDA as defined in the credit agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Common shares
In the third quarter of 2006, common shares amounting to $1 million ($3 million on a year-to-date basis) were issued, net of expenses, pursuant to our stock option and share purchase plans versus $2 million ($6 million on a year-to-date basis) in the third quarter of 2005.
     As at September 30, 2006, we had 231,478,427 common shares, 67,476 Series A Preferred Shares and 1,260,000 Series B Preferred Shares issued and outstanding.
     As at September 30, 2006, we had 4,589,495 common share purchase options issued and outstanding under the Executive stock option and share purchase plan.
OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and a receivable securitizations program. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2005 can be found on pages 42 and 43 of our 2005 Annual Report1. Other than the finalization of a new three year agreement for the securitization of receivables in February 2006, off balance sheet arrangements have not changed materially since December 31, 2005. As at September 30, 2006 and December 31, 2005, the value of securitized receivables amounted to $193 million and $163 million, respectively.
GUARANTEES

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition, its indemnifications related to the sale of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2005 can be found on page 43 of our 2005 Annual Report1 and have not changed materially since December 31, 2005.
CONTRACTUAL OBLIGATIONS
AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operations leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2005 can be found on page 44 of our 2005 Annual Report1 and have not materially changed since December 31, 2005.
     For the foreseeable future, we expect cash flows from operations and from various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1]	Our 2005 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SELECTED QUARTERLY FINANCIAL INFORMATION

Selected quarterly financial information for the ten most recently completed quarters ending September 30, 2006 is disclosed below.

SELECTED QUARTERLY				2004					2005			2006
FINANCIAL INFORMATION		3rd	4th	Year	1st	2nd	3rd	4th	Year	1st	2nd	3rd

(In millions of Canadian dollars, unless otherwise noted)

Sales		1,309	1,182	5,029	1,236	1,266	1,241	1,137	4,880	1,191	1,159	1,177

Operating profit (loss) from continuing operations		73	(4)	76	38	37	(44)	(372)	(341)	(6)	26	89
Excluding specified items		72	6	94	39	39	(26)	(53)	(1)	(15)	44	98

Earnings (loss) from continuing operations		34	(21)	(24)	13	6	(48)	(278)	(307)	(22)	(3)	38
Excluding specified items		28	(15)	(14)	12	7	(35)	11	(5)	(30)	3	44

Earnings (loss) from continuing operations per share (in dollars):
Basic		0.15	(0.08)	(0.10)	0.06	0.02	(0.21)	(1.21)	(1.34)	(0.10)	(0.01)	0.16

Net earnings (loss)		29	(26)	(42)	10	2	(52)	(348)	(388)	(24)	(9)	38

Net earnings (loss) per share (in dollars):
Basic		0.13	(0.11)	(0.19)	0.04	0.01	(0.23)	(1.51)	(1.69)	(0.10)	(0.04)	0.16
Diluted		0.13	(0.11)	(0.19)	0.04	0.01	(0.23)	(1.51)	(1.69)	(0.10)	(0.04)	0.16

Trade shipments from continuing operations
Papers (in thousands of ST)		625	566	2,484	616	597	642	577	2,432	633	572	556
Market pulp (in thousands of ADMT)		165	197	733	132	141	160	141	574	135	154	172
Lumber (in millions of FBM)		272	242	1,009	280	304	264	259	1,107	256	270	231
Containerboard (in thousands of ST)		75	74	300	84	80	82	76	322	83	80	74
Corrugated containers (in millions of SF)		1,767	1,669	6,802	1,631	1,791	1,738	1,708	6,868	1,648	1,777	1,724

Benchmark prices [1]
Papers
Copy 20 lb sheets	(US$/ST)	818	850	794	817	850	817	803	822	820	890	950
Offset 50 ln rolls	(US$/ST)	715	750	676	733	753	713	703	726	765	840	850
Coated publication, no. 3, 60 lb rolls	(US$/ST)	827	870	811	870	920	913	903	902	900	910	955
Pulp NBSK — U.S. market	(US$/ADMT)	670	630	640	670	653	625	638	647	653	707	757
Pulp NBHK — Japan market [2]	(US$/ADMT)	510	465	490	497	538	535	535	526	542	572	618
Wood
Lumber 2x4x8 stud G.L.	(US$/MFBM)	461	401	417	462	432	397	379	418	391	371	313
Lumber 2x4 R/L G.L., # 1 & 2	(US$/MFBM)	502	409	459	462	429	398	392	420	409	386	351
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ST)	500	500	468	500	490	448	475	478	515	565	565

Average exchange rates	CAN$	1.307	1.221	1.301	1.227	1.244	1.202	1.173	1.211	1.155	1.122	1.121
	US$	0.765	0.819	0.769	0.815	0.804	0.832	0.852	0.826	0.866	0.891	0.892

1	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

2	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The first quarter of 2005 reflected an improvement over the fourth quarter of 2004. Selling prices for pulp and lumber remained strong, while selling prices for papers declined marginally. Demand for our paper and lumber products also remained strong. However, the indefinite closure of our pulp mill in Cornwall and the wood shortage problems experienced at our Ashdown pulp mill resulted in lower pulp shipments. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments and productivity gains in our Wood business, further improved results in the first quarter of 2005. The second quarter of 2005 mirrored the first quarter of the year and average selling prices for paper and pulp increased. Volumes of pulp, lumber and packaging products were higher although paper shipments decreased. Meanwhile, our results continued to be negatively affected by the strengthening of the Canadian dollar and high costs for purchased chemicals, wood, energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the third quarter of 2005, however, showed a marked deterioration. Despite higher shipments for paper and pulp, average selling prices were lower for most of our major products and shipments for lumber and packaging products were lower as well. In addition, our results continued to be negatively affected by the persistent strengthening of the Canadian dollar, as well as by higher costs for purchased energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the fourth quarter of 2005 continued to deteriorate. Shipments for products in the fourth quarter of 2005 were lower than in the third quarter, mainly due to seasonally weaker demand. In addition, pulp shipments were affected by the temporary closure of the Lebel-sur-Quévillon pulp mill in late November 2005. We also continued to be negatively affected by the strengthening of the Canadian dollar, lower average selling prices for our paper and lumber products, and higher costs for purchased energy and freight.
     The first quarter of 2006 reflected an improvement in all of our businesses over the fourth quarter of 2005. Our results benefited from higher average selling prices for the majority of our products and higher shipments for paper. Nonetheless, our results continued to be negatively affected by the strengthening of the Canadian dollar and high costs, especially for freight and energy. In light of this difficult context, we continued to carry out our announced closure and restructuring initiatives, with the definite closures of our Cornwall and Ottawa mills effective at the end of the first quarter of 2006. Results for the second quarter of 2006 continued to improve for the majority of our businesses when compared to the first quarter of 2006. Although our earnings were negatively impacted by lower shipment for pulp and paper, lower average selling price for lumber and the continued strengthening of the Canadian dollar, we benefit from higher average selling prices for pulp, paper and packaging products, higher shipments for corrugated containers and the realization of savings stemming from our restructuring initiatives. As of September 30, 2006, our Cornwall pulp and paper mill, Ottawa paper mill, Vancouver paper mill and Grand-Remous and Malartic sawmills were permanently shut down. Results for the third quarter of 2006 reflected an improvement in all of our businesses over the second quarter, except for Wood. Our results benefited from higher average selling prices for the majority of our product, except for Wood, higher shipments for pulp and higher investment tax credits related to research and development expenditures from prior years. In July 2006, we settled a contract dispute, resulting in a payment to us of $14 million. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments further improved results in the third quarter of 2006.
CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations based upon currently available information. Actual results could differ from those estimates.
     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.
     The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2005, as well as the effect of changes to these estimates can be found on pages 48 to 53 of our 2005 Annual Report1 and have not materially changed since December 31, 2005.

[1]	Our 2005 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS
RISKS AND UNCERTAINTIES

The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.
PRODUCT PRICES AND INDUSTRY CONDITIONS
Our financial performance is sensitive to the selling prices of our products that are impacted by supply and demand.
     The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North American or international markets, inventory de-stocking by customers, and fluctuations in currency exchange rates. Demand for lumber also depends on the level of housing starts, commercial building activity and the availability and cost of mortgage financing.
     Markets for most of our products are also highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. While the principal basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber and other input costs can also impact our competitive position.
     In addition, we may compete with product substitutes, which can impact demand for our products. Our paper products compete with electronic transmission and document storage alternatives, as well as grades of paper we do not produce. As the use of these alternatives grows, demand for our paper products may decline or shift to other paper grades. Moreover, demand for some of our wood products may decline if customers purchase steel alternatives. Demand for some of our corrugated container products may decline if customers purchase plastic alternatives.
     During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. See “Sensitivity Analysis.”
     Any substantial shift in demand for our products or sustained period of low prices could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
FOREIGN EXCHANGE
The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by the exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices for similar products. Our exposure to the U.S. dollar is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. Sustained periods of a strong Canadian dollar could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
OPERATIONAL RISKS
The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers, distributors and customers, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, realization of anticipated cost savings, performance of manufacturing operations, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy, fiber and other raw material prices, and freight costs as a result of changing economic or political conditions or due to particular supply and demand considerations.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fiber supply
We use hardwood and softwood fiber for the production of paper and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply for our operations. Our hardwood and softwood fiber resources are obtained from harvesting rights on public lands, purchases from third parties and from our owned land.
     The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we were permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume increases the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations would have to operate significantly below capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.
     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of hardwood and softwood fiber and the availability of wood chips may be affected.
Labor
We are currently in the process of renegotiating certain collective bargaining agreements. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, we could experience a disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our business, financial results and financial condition.
Cost savings
The Company has undertaken and may continue to undertake, productivity initiatives, including cost reduction programs and organizational restructurings to improve performance and generate cost savings. There can be no assurance that these will be completed or will be beneficial to the Company. Also, there can be no assurance that any estimated cost savings from such activities will be realized.
Significant customers
Although no single customer accounts for more than 10% of our consolidated sales, if any of our significant customers reduces, delays or cancels substantial orders for any reason, our business and results of operations could be negatively affected, particularly for the quarter in which the delay or cancellation occurs.
ENVIRONMENT
We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for permit issuances and their timing. Changes in environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our business, financial results and financial condition.
     Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our business, financial results and financial condition.
     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
LUMBER EXPORT
On April 27, 2006, the Canadian and U.S. Governments signed a term sheet which addresses the refund of duty deposits and sets out a framework for the management of Canadian softwood lumber exports to the U.S. for a seven-year period, with an option to renew for two additional years. On July 1, 2006, Canada and the U.S. signed a more detailed legal text based upon the term sheet. On September 12, 2006, Canada and the U.S. signed the Softwood Lumber Agreement 2006, which was largely based on the July 1, 2006 legal text. Finally, on October 12, 2006, Canada and the U.S. agreed to certain amendments to the Softwood Lumber Agreement, and the final Agreement took effect on that date.
     Canadian softwood lumber exporters will pay an export charge when the price of lumber is at or below US$355 MFBN. Canadian regions can operate under either of the two export charge regimes for periods of three years: an export charge with the charge varying with price or, an export charge plus volume restraint, where both the rate and volume restraint vary with the price. For at least the next 3 months, under present market conditions, all Canadian softwood lumber exports will be subject to a 15% export which may rise to 22.5% in the event a province exceeds its total export share. Each province will be allocated a share of exports based on historic share of the U.S. market. If shipments from a province in a month exceed 110% of its base allocation, then the export charge on shipments from that province during that month will be increased by 50%.
     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of the application of this Agreement. This Agreement could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
LEGAL PROCEEDINGS
In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our business, financial results and financial condition.
CAPITAL AND LIQUIDITY
Our operations require substantial capital. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity and impact our ability to service our debt. There can be no assurance that we will be able to generate sufficient cash flows from operations, as we are subject to a number of general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control, or that, in the event we fail to comply with our debt covenants, we will be able to renegotiate our credit agreements on terms which will be satisfactory.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, we are exposed to certain financial risks. Except for two interest rate swap contracts of Norampac, which were assumed through business acquisitions, we do not use derivative instruments for speculative purposes. More information on financial instruments is presented in Note 19 of the consolidated financial statements of Domtar’s last annual report.
INTEREST RATE RISK
We are exposed to interest rate risk arising from fluctuations in interest rates on cash and cash equivalents, bank indebtedness, bank credit facility and long-term debt. We may manage this interest rate exposure by the use of derivative instruments such as interest rate swap contracts. Amounts accounted for under interest rate swap contracts are included in “Financing expenses.”
     For the two interest rate swap contracts of Norampac, which are used for speculative purposes, the change in their fair value is recorded in “Selling, general and administrative” expenses.
CREDIT RISK
We are exposed to credit risk on the accounts receivable from our customers. In order to reduce this risk, we review new customers’ credit histories before granting credit and conduct regular reviews of existing customers’ credit performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS
We are also exposed to credit risk in the event of non-performance by counterparties to our financial instruments. We minimize this exposure by entering into contracts with counterparties that are believed to be of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.
FOREIGN CURRENCY RISK
In order to reduce the potential negative effects of a fluctuating Canadian dollar, we have entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. We hedge our foreign exchange exposure on anticipated sales denominated in U.S. dollars through the use of options and forward contracts. Resulting gains and losses, including premiums on options, are recognized when the designated sale is recognized and are included in “Sales.”
PRICE RISK
We are exposed to price risk on purchases of bunker oil, sales of NBSK pulp, sales of unbleached kraft linerboard and semi-chemical medium paper and purchases of old corrugated containers and electricity. We hedge a portion of our exposure to price risk associated with purchases of bunker oil and electricity through the use of cash settled commodity swaps. Resulting gains and losses are recognized when the designated purchase is recognized and are included in “Cost of sales.” For the exposure to price risk associated with sales of Northern Bleached Softwood Kraft (NBSK) pulp swap contracts, as well as old corrugated containers, unbleached kraft linerboard and semi-chemical medium paper, we do not meet the requirements for hedge accounting. As a result, we account for these contracts at their fair value with resulting gains and losses being included in “Selling, general and administrative” expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SENSITIVITY ANALYSIS

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

APPROXIMATE ANNUAL IMPACT ON [1,2]
(In millions of Canadian dollars, unless otherwise noted)	OPERATING	NET	EARNINGS
	PROFIT[7]	EARNINGS	PER SHARE
			(in dollars)
Each US$10/unit change in the selling price of the following products:[3,4]
Papers
Copy and offset grades	17	11	0.05
Uncoated commercial printing & publication and premium imaging grades	4	3	0.01
Coated commercial printing & publication grades	1	1	—
Technical & specialty grades	4	3	0.01
Pulp — net position	10	7	0.03
Wood
Lumber	12	8	0.04
Packaging
Containerboard	9	6	0.02

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)[3]
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10 6	7	0.03

Interest rate
1% change in interest rate on our floating rate debt (excluding Norampac)	n/a	3	0.01

Energy[3,5] (excluding Norampac)
Natural gas: US$0.25/MMBtu change in price before hedging	2	1	—
Crude oil: US$1/barrel change in price before hedging	1	1	—

1	Based on an exchange rate of $1.1905.

2	Based on a marginal tax rate of 35%.

3	Assumes the permanent closure of the Cornwall, Ottawa and Vancouver mills, effective January 1, 2006.

4	Based on budgeted capacity (in tons, tonnes or MFBM).

5	Based on budgeted 2006 consumption levels. The allocation between energy sources may vary during the period in order to take advantage of market conditions.

6	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in the relative value to the U.S. dollar before hedging and excluding Norampac could reach $12 million.

7	Operating profit is a non-GAAP measure; see section “Specified items affecting results and non-GAAP measures.”
Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions, which may therefore impact the above sensitivities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
BENCHMARK PRICES

												Average	Q3	Q3
BENCHMARK PRICES[1]		1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	1996 +	2005	2006

Papers
Copy 20 lb sheets	(US$/ton)	848	769	780	778	877	815	776	768	794	822	803	817	950
Offset 50 lb rolls	(US$/ton)	736	756	666	659	757	719	692	628	676	726	702	713	850
Coated publication, no. 3, 60 lb rolls	(US$/ton)	943	941	909	851	948	853	767	804	811	902	873	913	955
Pulp NBSK — U.S. market	(US$/ADMT)	586	588	544	541	685	558	491	553	640	647	583	625	757
Pulp NBHK — Japan market2	(US$/ADMT)	501	514	444	508	681	485	427	470	490	526	505	535	618
Wood
Lumber 2x4x8 stud G.L.	(US$/MFBM)	403	386	375	390	319	345	336	327	417	418	372	397	313
Lumber 2x4 R/L G.L., # 1 & 2	(US$/MFBM)	441	447	377	440	351	345	331	340	459	420	395	398	351
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ton)	371	336	373	400	468	445	427	421	468	478	419	448	565

Average exchange rates	CAN$	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.301	1.211		1.202	1.121
	US$	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.769	0.826		0.832	0.892

1	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

2	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
HISTORICAL PRICES
KEY BENCHMARK PRICES
1996 TO 2005
PRODUCTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
OUTLOOK

Domtar does not anticipate any significant changes to current paper and pulp market conditions. The Company will continue to monitor market conditions and respond accordingly. Domtar expects lumber markets to remain weak for the foreseeable future. Nonetheless, the Company intends to realize the full potential of its restructuring plan.
INTERNAL CONTROLS

We have complied with the Multilateral Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” issued by the Canadian Securities Administrators and have filed form 52-109F2 “Certification of Interim Filings” with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.
Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.